

December 19, 2014

<u>Via E-mail</u>
Rice Powell
Chief Executive Officer and Chairman
Fresenius Medical Care AG & Co. KGaA
Else-Kröner Strasse 1
61352 Bad Homburg
Germany

>   **Re: Fresenius Medical Care AG & Co. KGaA**
>   **Form 20-F for the Fiscal Year Ended December 31, 2013**
>   **Filed February 25, 2014**
>   **File No. 1-32749**

Dear Mr. Powell:

We refer you to our comment letters dated November 12, 2014 and December 10, 2014, regarding business contacts with Cuba, Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: John Reynolds
    Assistant Director
    Division of Corporation Finance